Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Samsonite Corporation:

We consent to the use of our report dated March 22, 2004, with respect to the consolidated balance sheets of Samsonite Corporation and subsidiaries as of January 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended January 31, 2004, and the related financial statement schedule, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

Our report refers to changes in accounting related to the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Tangible Assets, in 2002 and Statement of Financial Accounting Standards No. 145, in 2003.

KPMG LLP

Denver, Colorado

August 4, 2004